                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                               on May 30, 2002
                                             Contains Confidential Information
                                               Filed pursuant to a request for
                                                        Confidential Treatment



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended March 31, 2002


                                   Conectiv
                       Conectiv Energy Holding Company
                                ACE REIT, Inc.
                    (Name of Registered Holding Companies)

                               800 King Street
                             Wilmington, DE 19899
                  (Address of Principal Executives Offices)


                  Inquiries concerning this Form U-9C-3 may
                            be directed to either:

                                Peter F. Clark
                               General Counsel
                                   Conectiv
                               800 King Street
                             Wilmington, DE 19899

                                      or

                               Philip S. Reese
                         Vice President and Treasurer
                                   Conectiv
                               800 King Street
                             Wilmington, DE 19899
                                (302) 429-3884

                                   Conectiv
                                 FORM U-9C-3
                     For the Quarter Ended March 31, 2002


                              Table of Contents

                                                                                 Page
Item 1. Organization Chart                                                         1

Item 2. Issuance and Renewals of Securities and Capital Contributions              1

Item 3. Associated Transactions                                                    2

Item 4. Summary of Aggregate Investment                                            3

Item 5. Other Investments                                                          3

Item 6. Financial Statements and Exhibits                                          4

SIGNATURE                                                                          5

Item 1. - ORGANIZATION CHART

--------------------------------------------------------------------------------------------

                                                                                      % of
                                         Energy or Gas                               Voting
                                            Related      State of      Date of     Securities
       Name of Reporting Company            Company     Organization  Organization    Held
       -------------------------            -------     ------------  ------------    ----
--------------------------------------------------------------------------------------------
Conectiv
--------------------------------------------------------------------------------------------
   Conectiv Energy Holding Company
--------------------------------------------------------------------------------------------
      Conectiv Energy Supply, Inc.       Energy related     DE         7/3/75       100
--------------------------------------------------------------------------------------------
         Conectiv Operating Services
Company                                  Energy related     DE         5/8/87       100
--------------------------------------------------------------------------------------------
   Atlantic Generation, Inc.             Energy related     DE        10/9/86       100
--------------------------------------------------------------------------------------------
      Vineland Limited, Inc.             Energy related     DE        8/24/90       100
--------------------------------------------------------------------------------------------
         Vineland Cogen. Limited
Partnership                              Energy related     DE        9/27/90        50
--------------------------------------------------------------------------------------------
      Vineland General, Inc.             Energy related     DE        8/24/90       100
--------------------------------------------------------------------------------------------
      Pedrick Gen, Inc.                  Energy related     DE        7/28/89       100
--------------------------------------------------------------------------------------------
      Binghamton Limited, Inc.           Energy related     DE         5/2/90       100
--------------------------------------------------------------------------------------------
      Binghamton General, Inc.           Energy related     DE         5/2/90       100
--------------------------------------------------------------------------------------------
      Energy Investors Fund III, L.P.    Energy related     DE                      4.9
--------------------------------------------------------------------------------------------
   Conectiv Solutions LLC
--------------------------------------------------------------------------------------------
      Conectiv Services, Inc.
--------------------------------------------------------------------------------------------
         Conectiv Thermal Systems, Inc.  Energy related     DE         5/5/94       100
--------------------------------------------------------------------------------------------
            ATS Operating Services, Inc. Energy related     DE        3/31/95       100
--------------------------------------------------------------------------------------------
            Atlantic Jersey Thermal
Systems, Inc                             Energy related     DE        5/10/94       100
--------------------------------------------------------------------------------------------
            Thermal Energy L.P. I        Energy related     DE                      100
--------------------------------------------------------------------------------------------
      ATE Investment, Inc.
--------------------------------------------------------------------------------------------
         King Street Assurance Ltd.
--------------------------------------------------------------------------------------------
            Enertech Capital Partners,
LP                                       Energy related     DE         8/9/96        94
--------------------------------------------------------------------------------------------
            Enertech Capital Partners
II, LP                                   Energy related     DE        4/14/00
--------------------------------------------------------------------------------------------
   Conectiv Properties and Investments,
Inc.                                                                                 10
--------------------------------------------------------------------------------------------
      DCTC-Burney, Inc.                  Energy related     DE        6/26/87       100
--------------------------------------------------------------------------------------------
         Forest Products, L.P.           Energy related     DE        10/5/89        1
--------------------------------------------------------------------------------------------
         Burney Forest Products          Energy related     CA
--------------------------------------------------------------------------------------------
      UAH-Hydro Kennebec, L.P.           Energy related     NY                      27.5
--------------------------------------------------------------------------------------------
      Luz Solar Partners, Ltd., L.P.     Energy related     CA                      4.8
--------------------------------------------------------------------------------------------
   Tech Leaders II, L.P.                 Energy related     DE        10/28/94      2.6
--------------------------------------------------------------------------------------------
   SciQuest, Inc.                        Energy related     DE        6/20/00       10.2
--------------------------------------------------------------------------------------------

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

-------------------------------------------------------------------------------------------------------
                                                                 Amount of                Cumulative
                      Company To Whom     Type of      Issue    Securities                 Amount of
  Company Issuing      Security Was       Security      or        During      Interest    Securities
     Security            Issued           Issued      Renewal    Period($)     Rate (%)       ($)
      --------            ------           ------     -------    ---------          --        ---
-------------------------------------------------------------------------------------------------------
 Conectiv Resource       Atlantic        Money Pool     N/A          *            *            *
  Partners, Inc.,    Generation, Inc.     Advance
       Agent
-------------------------------------------------------------------------------------------------------
 Conectiv Resource    Conectiv Energy    Money Pool
  Partners, Inc.,      Supply, Inc.       Advance       N/A          *            *            *
       Agent
-------------------------------------------------------------------------------------------------------
 Conectiv Resource   Conectiv Thermal    Money Pool
  Partners, Inc.,      Systems, Inc.      Advance       N/A          *            *            *
       Agent
-------------------------------------------------------------------------------------------------------
 Conectiv Resource       Conectiv        Money Pool
  Partners, Inc.,        Operating        Advance       N/A          *            *            *
       Agent         Services Company
-------------------------------------------------------------------------------------------------------

Note: Conectiv Resource Partners, Inc. serves as agent for the Conectiv System Money Pool..

CAPITAL CONTRIBUTIONS:

                                                                     Amount During Period
Company Contributing Capital    Company Receiving Capital                     ($)             Cumulative Amount($)
----------------------------    -------------------------                     ---             --------------------
Conectiv                        Enertech Capital Partners, LP                  *                       *

Conectiv                        Enertech Capital Partners II, LP               *                       *

Conectiv                                 Enerval                               *                       *


Note: Enerval is no longer an active company.

* Confidential Treatment Requested


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

-------------------------------------------------------------------------------------------------------
                                               Types of       Direct
  Reporting Company     Associate Company      Services       Costs     Indirect Costs   Total Amount
  Rendering Services    Receiving Services     Rendered    Charged ($)    Charged ($)     Billed ($)
  ------------------    ------------------     --------    -----------    -----------     ----------
-------------------------------------------------------------------------------------------------------
  Conectiv Operating    Conectiv Thermal,   Operating and       *                             *
   Services Company            Inc.          Maintenance
                                               Services
-------------------------------------------------------------------------------------------------------
    ATS Operating       Conectiv Operating      Labor           *                             *
    Services, Inc        Services Company
-------------------------------------------------------------------------------------------------------
   Conectiv Energy       Delmarva Power &     Power and         *                             *
     Supply, Inc          Light Company        Capacity
-------------------------------------------------------------------------------------------------------
   Conectiv Energy      Conectiv Thermal,        Gas            *                             *
     Supply, Inc               Inc.
-------------------------------------------------------------------------------------------------------
   Conectiv Energy       Delmarva Power &       Power           *                             *
     Supply, Inc          Light Company
-------------------------------------------------------------------------------------------------------

* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting companies.


---------------------------------------------------------------------------------------------------
                                                Types of        Direct     Indirect      Total
  Associate Company     Reporting Company       Services        Costs        Costs       Amount
  Rendering Services    Receiving Services      Rendered     Charged ($)  Charged ($)  Billed ($)
  ------------------    ------------------      --------     -----------  -----------  ----------
---------------------------------------------------------------------------------------------------
Conectiv Delmarva      Conectiv Energy      Electric Energy,        *                      *
Generation, Inc.       Supply, Inc.         Capacity and
                                            Ancillary
                                            Services
---------------------------------------------------------------------------------------------------
Conectiv Atlantic      Conectiv Energy      Electric Energy,        *                      *
Generation, L.L.C.     Supply, Inc.         Capacity and
                                            Ancillary
                                            Services
---------------------------------------------------------------------------------------------------
Delmarva Power &       Conectiv Energy      PJM Expenses            *                      *
Light Company          Supply, Inc.
---------------------------------------------------------------------------------------------------

Note: Conectiv Resource Partners, Inc., the service company for the Conectiv System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.


* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


Total consolidated capitalization as of March 31, 2002               $4,461,362        Line 1

Total capitalization multiplied by 15%
                (Line 1 multiplied by 0.15)                             669,204        Line 2
Greater of $50 million or line 2                                      $ 669,204        Line 3


Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)(1)                    *
Energy-related business Category - Rule 58(b)(1)(v) (2)                    *
Energy-related business Category - Rule 58(b)(1)(vi)(3)                    *
Energy-related business Category - Rule 58(b)(1)(vii)(4)                   *
                                                                           *
                                                                           -
                                                             -------------------
                                                                          $*
                                                                          --
Total current aggregate investment                                                  Line 4
                                                             -------------------

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
registered holding company system   (line 3 less line 4)                  $*        Line 5
                                                                          ==
                                                             -------------------

*Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

     Major Line of         Other Investment in     Other Investment in    Reason for Difference
Energy-Related Business     Last U-9C-3 Report      this U-9C-3 Report     in Other Investment
-----------------------     ------------------      ------------------     -------------------
          NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.     Financial Statements:

      FS-1 Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended March 31, 2002)

      FS-2 Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)

      FS-3 Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)

      FS-4 Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)

      FS-5 Financial statements of DTC-Burney, Inc. (confidential treatment requested)

B.    Exhibits:

      B-2.     Certificate of Conectiv

                                  SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                    Conectiv


                                    By:   /s/ Philip S. Reese
                                          -------------------
                                          Philip S. Reese
                                          Vice President and Treasurer




May 30, 2002
                                      5

                                                                   Exhibit B-2


                                 CERTIFICATE

I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover,  DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD  21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ  07102




                                                  CONECTIV


                                                  By:  /s/Philip S. Reese
                                                       ------------------
                                                  Philip S. Reese
                                                  Vice President and Treasurer

Date: May 30, 2002

                                                                          FS-2
                                                                   Page 1 of 2




                         Conectiv Energy Supply, Inc.
                          Consolidated Balance Sheet
                            (Dollars in Thousands)
                                 (Unaudited)


                                                        As of March 31,
ASSETS                                                       2002
                                                     ----------------------
CURRENT ASSETS
      Cash and cash equivalents                                          *
      Accounts receivable                                                *
      Accounts receivable from associated companies                      *
      Inventories, at average cost
          Fuel (coal, oil and gas)                                       *
          Materials and supplies                                         *
      Income tax benefit receivable                                      *
      Prepayments                                                        *
                                                     ----------------------
                                                                         *
                                                     ----------------------

PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment                                      *
      Less: Accumulated depreciation                                     *
                                                     ----------------------
      Net Plant                                                          *
      Construction work-in-progress                                      *
      Goodwill and other intangibles                                     *
                                                     ----------------------
                                                                         *
                                                     ----------------------

DEFERRED CHARGES AND OTHER ASSETS
      Prepaid pension cost                                               *
      Deferred income taxes                                              *
      Other                                                              *
                                                     ----------------------
                                                                         *
                                                     ----------------------

                                                     ----------------------
TOTAL ASSETS                                                             *
                                                     ======================


LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
      Accounts payable                                                   *
      Interest accrued                                                   *
      Other                                                              *
                                                     ----------------------
                                                                         *
                                                     ----------------------

DEFERRED CREDITS AND OTHER LIABILITIES
      Pension and OPEB                                                   *
      Derivative instruments                                             *
                                                     ----------------------
                                                                         *
                                                     ----------------------

CAPITALIZATION
      Common stock                                                       *
      Additional paid-in capital                                         *
      Other comprehensive income                                         *
      Retained deficit                                                   *
      Conectiv money pool loan                                           *
                                                     ----------------------
          Total capitalization                                           *
                                                     ----------------------

                                                     ----------------------
TOTAL CAPITALIZATION AND LIABILITIES                                     *
                                                     ======================

*Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

                                                                          FS-2
                                                                   Page 2 of 2

                         CONECTIV ENERGY SUPPLY, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                            (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)

                                                                                         THREE MONTHS
                                                                                     ENDED MARCH 31, 2002
                                                                                     ----------------------

                    OPERATING REVENUES
                       Electric                                                                          *
                       Gas                                                                               *
                       Other                                                                             *
                                                                                     ----------------------
                                                                                                         *
                                                                                     ----------------------

                    OPERATING EXPENSES
                       Electric fuel and purchased energy and capacity                                   *
                       Gas purchased                                                                     *
                       Cost of sales                                                                     *
                       Operation and maintenance                                                         *
                       Depreciation and amortization                                                     *
                       Taxes other than income taxes                                                     *
                                                                                     ----------------------
                                                                                                         *
                    OPERATING INCOME                                                                     *

                    OTHER INCOME                                                                         *

                    INTEREST EXPENSE                                                                     *
                                                                                     ----------------------

                    INCOME BEFORE INCOME TAXES                                                           *

                    INCOME TAXES                                                                         *
                                                                                     ----------------------

                    NET INCOME                                                                           *
                                                                                     ======================

                   * Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

                                                                          FS-3
                                                                   Page 1 of 2



                          Atlantic Generation, Inc.
                          Consolidated Balance Sheet
                            (Dollars in Thousands)
                                 (Unaudited)


                                                         As of March 31,
ASSETS                                                        2002
                                                      ---------------------
CURRENT ASSETS
      Accounts receivable                                                *
      Income tax benefit receivable                                      *
                                                      ---------------------
                                                                         *
                                                      ---------------------

INVESTMENTS
      Investment in ATE                                                  *
      Investment in Energy Investors Fund                                *
      Investment in electric generating facilities                       *
      Other investments                                                  *
                                                      ---------------------
                                                                         *
                                                      ---------------------

PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment                                      *
      Less: Accumulated depreciation                                     *
                                                      ---------------------
      Net Plant                                                          *
                                                      ---------------------

                                                      ---------------------
TOTAL ASSETS                                                             *
                                                      =====================


LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
      Accounts payable to associated companies                           *
      Interest accrued                                                   *

                                                      ---------------------
                                                                         *
                                                      ---------------------

                                                      ---------------------
DEFERRED CREDITS AND OTHER LIABILITIES                                   *
                                                      ---------------------

CAPITALIZATION
      Additional paid-in capital                                         *
      Retained deficit                                                   *
      Conectiv money pool loan                                           *
                                                      ---------------------
          Total equity                                                   *
                                                      ---------------------

                                                      ---------------------
TOTAL CAPITALIZATION AND LIABILITIES                                     *
                                                      =====================


*Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

                                                                          FS-3
                                                                   Page 2 of 2

                           ATLANTIC GENERATION, INC
                      CONSOLIDATED STATEMENTS OF INCOME
                            (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)

                                                                                         THREE MONTHS
                                                                                     ENDED MARCH 31, 2002
                                                                                     ---------------------

                    OPERATING REVENUES                                                                  *
                                                                                     ---------------------

                    OPERATING EXPENSES
                       Operation and maintenance                                                        *
                       Depreciation and amortization                                                    *
                                                                                     ---------------------
                                                                                                        *
                                                                                     ---------------------
                    OPERATING INCOME                                                                    *
                                                                                     ---------------------

                    OTHER INCOME                                                                        *

                    INTEREST EXPENSE                                                                    *
                                                                                     ---------------------

                    INCOME BEFORE INCOME TAXES                                                          *

                    INCOME TAXES                                                                        *
                                                                                     ---------------------

                    NET INCOME                                                                          *
                                                                                     =====================

                                                                          FS-4
                                                                   Page 1 of 2

                        Conectiv Thermal Systems, Inc.
                          Consolidated Balance Sheet
                            (Dollars in Thousands)
                                 (Unaudited)


                                                          As of March 31,
ASSETS                                                         2002
                                                       ---------------------
CURRENT ASSETS
      Cash and cash equivalents                                           *
      Accounts receivable                                                 *
      Inventories, at average cost
          Fuel (coal, oil and gas)                                        *
          Materials and supplies                                          *
      Income tax benefit receivable                                       *
      Other prepayments                                                   *
                                                       ---------------------
                                                                          *
                                                       ---------------------
INVESTMENTS
                                                       ---------------------
      Funds held by trustee                                               *
                                                       ---------------------

PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment                                       *
      Less: Accumulated depreciation                                      *
                                                       ---------------------
      Net Plant                                                           *
      Construction work-in-progress                                       *
                                                       ---------------------
                                                                          *
                                                       ---------------------

DEFERRED CHARGES AND OTHER ASSETS
      Unamortized debt expense                                            *
      License fees                                                        *
      Other                                                               *
                                                       ---------------------
                                                                          *
                                                       ---------------------

                                                       ---------------------
TOTAL ASSETS                                                              *
                                                       =====================


LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
      Accounts payable                                                    *
      Interest accrued                                                    *
      Other                                                               *
                                                       ---------------------
                                                                          *
                                                       ---------------------

DEFERRED CREDITS AND OTHER LIABILITIES
      Pension and OPEB                                                    *
      Deferred income taxes, net                                          *
      Other                                                               *
                                                       ---------------------
                                                                          *
                                                       ---------------------

CAPITALIZATION
      Additional paid-in capital                                          *
      Retained deficit                                                    *
      Conectiv money pool loan                                            *
                                                       ---------------------
          Total equity                                                    *

      Variable rate demand bonds **                                       *
                                                       ---------------------
          Total capitalization                                            *
                                                       ---------------------


                                                       ---------------------
TOTAL CAPITALIZATION AND LIABILITIES                                      *
                                                       =====================

*Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the
 Public Utility Holding Company Act.

** Classified as current liability for external reporting

                                                                          FS-4
                                                                   Page 2 of 2


                        CONECTIV THERMAL SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                            (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)

                                                                                         THREE MONTHS
                                                                                      ENDED MARCH 31, 2002
                                                                                     ---------------------

                    OPERATING REVENUES                                                                  *
                                                                                     ---------------------

                    OPERATING EXPENSES
                       Cost of sales                                                                    *
                       Operation and maintenance                                                        *
                       Depreciation and amortization                                                    *
                       Taxes other than income taxes                                                    *
                                                                                     ---------------------
                                                                                                        *
                                                                                     ---------------------
                    OPERATING INCOME                                                                    *
                                                                                     ---------------------

                    OTHER INCOME                                                                        *
                                                                                     ---------------------

                    INTEREST EXPENSE
                       Interest charges                                                                 *
                       Allowance for borrowed funds used during
                          construction and capitalized interest                                         *
                                                                                     ---------------------
                                                                                                        *
                                                                                     ---------------------

                    INCOME BEFORE INCOME TAXES                                                          *

                    INCOME TAXES                                                                        *
                                                                                     ---------------------

                    NET INCOME                                                                          *
                                                                                     =====================

                                                                          FS-5
                                                                   Page 1 of 2




                              DCTC-Burney, Inc.
                                Balance Sheet
                            (Dollars in Thousands)
                                 (Unaudited)


                                                         As of March 31,
ASSETS                                                        2002
                                                      ---------------------
CURRENT ASSETS
      Cash and cash equivalents                                          *
      Accounts receivable                                                *
                                                      ---------------------
                                                                         *
                                                      ---------------------

                                                      ---------------------
INVESTMENT IN BURNEY FOREST PRODUCTS                                     *
                                                      ---------------------

                                                      ---------------------
DEFERRED INCOME TAXES                                                    *
                                                      ---------------------

                                                      ---------------------
TOTAL ASSETS                                                             *
                                                      =====================


LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
                                                      ---------------------
      Taxes accrued                                                      *
                                                      ---------------------

      Other                                                              *
                                                      ---------------------
                                                                         *
                                                      ---------------------
CAPITALIZATION
      Conectiv common stock                                              *
      Additional paid-in capital                                         *
      Retained earnings                                                  *
                                                      ---------------------
          Total capitalization                                           *
                                                      ---------------------

                                                      ---------------------
TOTAL CAPITALIZATION AND LIABILITIES                                     *
                                                      =====================


*Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

                                                                          FS-5
                                                                   Page 2 of 2


                              DCTC-BURNEY, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                            (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)


                                                                                         THREE MONTHS
                                                                                     ENDED MARCH 31, 2002
                                                                                     ---------------------

                    OPERATING REVENUES                                                                  *
                                                                                     ---------------------

                    OPERATING EXPENSES
                       Operation and maintenance                                                        *
                       Depreciation and amortization                                                    *
                       Taxes other than income taxes                                                    *
                                                                                     ---------------------
                                                                                                        *
                                                                                     ---------------------
                    OPERATING INCOME                                                                    *
                                                                                     ---------------------

                    OTHER INCOME                                                                        *
                                                                                     ---------------------

                                                                                     ---------------------
                    INTEREST EXPENSE                                                                    *
                                                                                     ---------------------

                    INCOME BEFORE INCOME TAXES                                                          *

                    INCOME TAXES                                                                        *
                                                                                     ---------------------

                    NET INCOME                                                                          *
                                                                                     =====================